Corus Entertainment Inc. — First Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars except per share data)	2004	2003

Revenues	180,600	184,962
Segment profit
Radio	21,024	17,801
Television	44,945	39,788
Content	122	2,605
Corporate	(3,623)	(2,731)
Eliminations	(103)	(194)

	62,365	57,269

Net income	29,077	5,700
Earnings per share
Basic and diluted	$0.68	$0.13

Weighted average number of shares outstanding (in thousands)
Basic	42,739	42,666
Diluted	42,822	42,767

Significant Events in the Quarter

•	On September 7, 2004, Corus appeared before the CRTC to present its application for a planned radio asset swap with Astral Media which would give Corus ownership of eight stations in the province of Quebec including two stations in Quebec City, one of Canada’s ten largest radio markets. Five regional stations presently owned by Corus would be acquired by Astral.

•	On September 23, 2004, Corus, hosted its annual Investor Day in Toronto and announced its fiscal 2005 financial guidance: $180-190 million in consolidated segment profit(1); $40-$45 million in free cash flow(1); adjusted net debt to segment profit(1) of 2.5-3.0 times.

•	On October 21, 2004, Corus and Canadian Satellite Radio announced a marketing and programming agreement.

•	On November 30, 2004, the Canadian Association of Broadcasters (CAB) awarded Corus five 2004 Gold Ribbon Awards, and Corus’ CEO, John Cassaday, was awarded the CAB Gold Ribbon, the industry’s highest honour.

•	Corus Radio was also honoured at the annual CAB Awards with three gold ribbons awarded for achievements in broadcasting. CHED in Edmonton was honoured for Best Information Program for The Inside Story: Crystal Death; CFNY-FM in Toronto was honoured for Best Promotion: Audience Building for the The Edge Wheel of Sloth; and CISN-FM in Edmonton was given the award for What Radio Does Best — The Mad Dash to the Border.

•	Premiered Miss Spider’s Sunny Patch Friends on Nick Jr. in October and secured a global master toy licence with Fisher Price.

•	In November 2004, Kids Can Press illustrator Stephane Jorisch won the Governor General’s Award for Children’s Illustration for the book Jabberwocky.

(1)     See “Key Performance Indicators”.

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Significant Events Subsequent to the Quarter

•	On December 31, 2004 the Company paid a semi-annual dividend of $0.02 and $0.025 to holders of its Class A and Class B shares respectively.

•	BBM radio ratings for Fall 2004 were released on December 16th and Corus Radio retained it’s #1 position with the largest audience reach and hours tuned. Corus holds the top-rated stations in key demographics in Vancouver, Calgary, Edmonton, Winnipeg, Toronto and Montreal and has positive momentum on the developing stations.

•	Corus Entertainment received a record 47 nominations for the 2004 Gemini Awards. At the awards ceremonies, held December 11, 12 and 13, 2004, Corus was awarded 10 Geminis for television properties produced in association with independent producers, including three wins for the Movie Central original mini-series, Slings & Arrows.

•	On December 16, 2004, the CRTC announced a new policy for the introduction of foreign third-language television channels. Generally, all applications for general interest third-language services will be approved subject to certain packaging and programming rights conditions.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2004 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The first quarter was highlighted by strong net income growth and excellent operating performance from our Radio and Television segments. Net income for the quarter was $29.1 million on revenues of $180.6 million, compared to net income of $5.7 million on revenues of $185.0 million in the prior year. The Radio and Television segments delivered segment profit growth of 18% and 13% respectively, as consolidated segment profit grew 9% over the prior year.

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First Quarter Results

Revenues

Revenues for the first quarter were $180.6 million, down 2% from $185.0 million last year. Radio and Television experienced increases of 8% and 5% respectively, while Content was down 38% from the prior year primarily due to lower merchandising revenues.

Operating, general and administrative expenses

Operating, general and administrative expenses for the first quarter were $118.2 million, down 7% from $127.7 million in the prior year. The decrease is primarily due to lower operating expenses in the Content division.

Depreciation

Depreciation expense for the first quarter was $5.4 million, a decrease of $0.7 million from last year. This change reflects a lower capital cost base, as capital expenditures have been significantly lower than depreciation for the past several quarters and assets become fully depreciated.

Amortization

Amortization expense for the first quarter was $1.2 million, down from $2.2 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the first quarter was $13.6 million, down from $13.8 million last year primarily due to savings generated by a fixed-to-floating interest rate swap, offset somewhat by a higher average bank loan balance. The effective interest rate for the first quarter was 8.6% compared to 8.9% in the prior year.

Other income, net

Other income for the first quarter was $6.4 million, compared to $2.4 million in the prior year. The current year’s quarter includes an unrealized derivative transaction gain of $2.1 million and foreign exchange gains of $3.9 million, while the prior year’s quarter includes foreign exchange gains of $2.7 million. The foreign exchange gains in the current year arise from the impact of the strengthening Canadian dollar on Corus’ U.S. dollar bank loan balance.

Income taxes

The effective tax rate for the first quarter was 38.6%, compared to the statutory rate of 36.3%. The effective tax rate for the first quarter of last year was 82.8%. The first quarter of last year was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million, or $0.42 per share.

Net income

Net income for the first quarter was $29.1 million, up from income of $5.7 million last year. Earnings per share for the first quarter were $0.68 basic and diluted, compared with earnings per share of $0.13 basic and diluted last year.

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Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2004	2003

Revenues	65,533	60,738
Operating, general and administrative expenses	44,509	42,937

Segment profit	21,024	17,801

Revenues for the first quarter were $65.6 million, up 8% from the corresponding period last year. The Ontario and Quebec regions delivered strong performances for the quarter. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the three months ended November 30, 2004, advertising sales growth for Corus’ Ontario and Quebec regions exceeded overall market growth for those regions. A competitive environment continues to challenge the western region, and is reflected in the results for that region for the quarter. While the western region lagged behind overall market growth for the region in the year, as indicated by the TRAM report, Corus’ strategy, which included reformatting several stations, has translated into improved Fall 2004 Bureau of Broadcast Measurement ratings. In particular, the Vancouver cluster has started to recover from last year’s performance by posting year-over-year ad growth.

Operating, general and administrative expenses for the first quarter were $44.5 million, up 4% from the corresponding period last year. Variable costs increased in proportion to the revenue increases, while fixed costs remained stable, resulting in improved margins.

Segment profit for the first quarter was $21.0 million, up 18% from the corresponding period last year.

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Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital Adventure (now known as Corus Custom Networks), a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2004	2003

Revenues	98,520	94,203
Operating, general and administrative expenses	53,575	54,415

Segment profit	44,945	39,788

Revenues for the first quarter were $98.5 million, up 5% over the corresponding period last year. Strong growth in advertising revenue was achieved, up 6% for the quarter, driven by CMT,W, Teletoon and YTV. Continued subscriber revenue growth of 3% over the prior year was also experienced, with Movie Central, Corus’ western-based pay television service, finishing the quarter with 704,000 subscribers, down slightly from August 31, 2004 but up 25,000 subscribers from the first quarter of last year.

Operating, general and administrative expenses were $53.6 million for the first quarter, down 2% from the prior year, as the Television segment effectively controlled overall expenditures.

Segment profit for the quarter was $44.9 million, up 13% from the prior year.

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Content

The Content division consists of the production and distribution of television programs and the sale and licensing of related products.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2004	2003

Revenues	18,928	30,718
Operating, general and administrative expenses	18,806	28,113

Segment profit	122	2,605

Revenues for the first quarter were $18.9 million, a decrease of 38% from the prior year. During the quarter Content delivered 52 episodes, primarily of Delta State, Funpak, Miss Spider, Backyardigans and Jacob Two Two, compared to 17 episodes delivered in the same period last year. Revenues were down in the quarter due primarily to lower sales of Beyblade merchandise and the weaker U.S. dollar. Miss Spider and Backyardigans are enjoying considerable ratings success, but Corus will not begin to realize the benefit of significant merchandising revenue on these properties until fiscal 2006.

Operating, general and administrative expenses for the first quarter were $18.8 million, down 33% from the prior year. The reduction reflects lower revenues.

Segment profit for the first quarter was $0.1 million, compared to $2.6 million last year.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Financial Highlights

(Unaudited)	Three months ended November 30,
(thousands of Canadian dollars)	2004	2003

Stock-based compensation	1,275	735
Other general and administrative costs	2,348	1,996

General and administrative expenses	3,623	2,731

General and administrative expense increased to $3.6 million in the first quarter from $2.7 million in the same period last year. This increase is in line with the Company’s expectations. Stock-based compensation includes the expenses related to the Company’s Performance Share Units and the issuance of stock options.

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Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data from the consolidated statements of income and retained earnings (deficit) for each of the eight most recent quarters ended November 30, 2004. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2004.

(thousands of	Revenues	Segment profit	Net income (loss)	Earnings (loss) per share
Canadian dollars)				Basic and diluted

2005
1st Qtr	180,600	62,365	29,077	$0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19
1st Qtr	184,962	57,269	5,700	0.13
2003
4th Qtr	175,138	41,737	12,432	$0.29
3rd Qtr	155,296	44,186	12,265	0.29
2nd Qtr	147,542	31,431	7,028	0.16

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year end August 31, 2004, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	The first quarter of fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million ($0.42/share).

•	The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2004.

Financial Position

Total assets at November 30, 2004 were $1.89 billion compared to $1.90 billion at August 31, 2004. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2004.

Current assets decreased by $17.3 million. Cash and cash equivalents decreased by $47.1 million. Accounts receivable, prepaid expenses and program rights increased by $24.0 million, $4.0 million and $5.2 million respectively. The increase in accounts receivable was due to higher Radio and Television

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revenues in the quarter compared to the fourth quarter of fiscal 2004. The increase in prepaid expenses reflects the timing of certain expenditures such as insurance.

Non-current assets increased by $9.8 million. Tax credits receivable increased by $0.9 million due to accruals made related to film production. Capital assets decreased by $3.0 million as capital expenditures of $3.0 million were offset by depreciation of $5.4 million. Program and film rights (current and non-current) increased by $18.2 million, as accruals for acquired rights of $46.5 million were offset by amortization of $28.1 million. Film investments decreased by $0.5 million, as net film spending of $13.4 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $1.2 million due to amortization.

Current liabilities increased by $3.4 million. Accounts payable and accrued liabilities increased by $0.2 million and income taxes payable increased by $3.2 million. Accounts payable and accrued liabilities related to working capital decreased by $14.5 million, due to the payment of interest on long-term debt in the quarter, while non-working capital accruals for program rights and film investments increased by $14.7 million.

Non-current liabilities decreased by $37.3 million. Long-term debt decreased by $84.4 million, resulting from repayments of $34.0 million and foreign exchange translation adjustments. Deferred credits increased by $46.4 million, as payments of $1.1 million for public benefits related to acquisitions were offset by $47.6 million in deferred foreign exchange gains for the year and other working capital adjustments. Net future tax liability (including current asset) increased by $3.2 million in the quarter primarily as a result of the utilization of tax loss carryforwards.

Share capital is unchanged from the end of the prior year. Contributed surplus increased by $0.7 million as a result of expensing stock-based compensation for the period. Cumulative translation adjustment increased by $3.4 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position decreased by $47.1 million in the three months ended November 30, 2004. Free cash flow was negative in the first quarter, as it was in the first quarter of last year.

Cash used in operating activities for the first quarter was $8.4 million, compared to $2.3 million last year. This increase is due primarily to an increase of $6.1 million in expenditures for program rights. An increase in net income adjusted for non-cash items of $3.7 million was offset by an increased investment in non-cash working capital of $4.7 million. The first quarter typically requires an investment in non-cash working capital as revenues are generally higher than in the fourth quarter of the prior year, and interest on long term debt is paid in the quarter.

Cash used in investing activities was $4.5 million for the first quarter compared to $6.4 million last year. The decrease in cash used reflects a decrease in capital expenditures and lower payments for public benefits associated with acquisitions.

Cash used in financing activities in the first quarter was $34.2 million compared to cash provided of $4.1 million last year. The Company paid down its U.S. dollar denominated bank loan of $34.0 million in the quarter. The prior year’s quarter included a drawdown of the bank loan and cash provided from the exercise of stock options.

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Net debt and adjusted net debt

At November 30, 2004, net debt was $396.6 million, down from $433.9 million at August 31, 2004. Adjusted net debt at November 30, 2004 was $555.9 million, up from $545.5 million at August 31, 2004. The first quarter generally results in an increase in adjusted net debt. Adjusted net debt to adjusted segment profit at November 30, 2004 was 3.1, unchanged from August 31, 2004.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2004, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

Free cash flow

	Three months ended November 30,
(thousands of Canadian dollars)	2004	2003

Cash used in:
Operating activities	(8,370)	(2,289)
Investing activities	(4,519)	(6,379)

Free cash flow	(12,889)	(8,668)

Net debt and adjusted net debt

	As at November 30,	As at August 31,
(thousands of Canadian dollars)	2004	2004

Long-term debt	444,750	529,139
Cash and cash equivalents	(48,127)	(95,231)

Net debt	396,623	433,908
Unrealized cumulative foreign exchange gains	159,250	111,625

Adjusted net debt	555,873	545,533

Adjusted net debt to adjusted segment profit

	As at November 30,	As at August 31,
(thousands of Canadian dollars except ratios)	2004	2004

Adjusted net debt [numerator]	555,873	545,533

Adjusted segment profit
Segment profit (2)	95,494	90,398
Write-down of investment in film (2)	85,000	85,000

Adjusted segment profit [denominator]	180,494	175,398

Adjusted net debt to adjusted segment profit	3.1	3.1

(2)     Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” of Management’s Discussion and Analysis.

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CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2004	2004

ASSETS
Current
Cash and cash equivalents	48,127	95,231
Accounts receivable	167,628	143,641
Prepaid expenses and other	13,627	9,674
Program and film rights	97,967	92,786
Future tax asset	10,364	13,719

Total current assets	337,713	355,051

Tax credits receivable	11,677	10,774
Investments and other assets	42,305	41,683
Capital assets, net	79,064	82,105
Program and film rights	45,523	32,523
Film investments [note 9]	56,376	56,867
Deferred charges	18,140	19,305
Broadcast licenses	509,040	509,040
Goodwill	789,518	789,518

	1,889,356	1,896,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	161,631	161,397
Income taxes payable	7,782	4,567

Total current liabilities	169,413	165,964

Long-term debt [note 2]	444,750	529,139
Deferred credits [note 3]	192,587	146,164
Future tax liability	168,970	169,085
Other long-term liabilities	16,260	16,203
Non-controlling interest	9,862	9,131

Total liabilities	1,001,842	1,035,686

SHAREHOLDERS’ EQUITY
Share capital [note 4]	884,053	884,053
Contributed surplus	1,937	1,287
Retained earnings (deficit)	11,955	(17,122)
Cumulative translation adjustment [note 8]	(10,431)	(7,038)

Total shareholders’ equity	887,514	861,180

	1,889,356	1,896,866

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

January 13, 2005

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

[unaudited]	Three months ended November 30,
(in thousands of Canadian dollars
except per share amounts)	2004	2003

Revenues	180,600	184,962
Operating, general and administrative expenses [note 8]	118,235	127,693

	62,365	57,269
Depreciation	5,419	6,093
Amortization	1,165	2,222
Interest on long-term debt	13,592	13,787
Other income, net	(6,362)	(2,385)

Income before income taxes	48,551	37,552
Income tax expense	18,743	31,097

Income before non-controlling interest	29,808	6,455
Non-controlling interest	(731)	(755)

Net income for the period	29,077	5,700
Retained earnings (deficit), beginning of period	(17,122)	8,135

Retained earnings, end of period	11,955	13,835

Earnings per share [note 6]
Basic and diluted	$0.68	$0.13

Weighted average number of shares outstanding [in thousands]
Basic	42,739	42,666
Diluted	42,822	42,767

See accompanying notes

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended November 30,
(in thousands of Canadian dollars)	2004	2003

OPERATING ACTIVITIES
Net income for the period	29,077	5,700
Add (deduct) non-cash items:
Depreciation	5,419	6,093
Amortization of program and film rights	28,148	26,291
Amortization of film investments	9,422	13,594
Other amortization	1,165	2,222
Future income taxes	3,230	16,802
Non-controlling interest	731	755
Foreign exchange gains	(2,747)	(2,386)
Stock-based compensation	1,275	735
Other	(1,711)	546

	74,009	70,352
Net change in non-cash working capital balances related to operations	(38,296)	(33,573)
Payment of program and film rights	(29,687)	(23,586)
Net additions to film investments	(13,428)	(14,261)
Other	(968)	(1,221)

Cash used in operating activities	(8,370)	(2,289)

INVESTING ACTIVITIES
Additions to capital assets	(3,037)	(3,786)
Increase in investments	(907)	(178)
Decrease in public benefits associated with acquisitions	(1,121)	(2,473)
Other	546	58

Cash used in investing activities	(4,519)	(6,379)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(34,017)	2,363
Decrease in other long-term liabilities	(198)	(235)
Issuance of shares under stock option plan	—	1,952

Cash provided (used in) by financing activities	(34,215)	4,080

Net decrease in cash and cash equivalents during period	(47,104)	(4,588)
Cash and cash equivalents, beginning of period	95,231	43,874

Cash and cash equivalents, end of period	48,127	39,286

See accompanying notes

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Our broadcasting businesses (Radio and Television) and our Content business each has unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

2.	LONG TERM DEBT

	As at November 30,	As at August 31,
	2004	2004

Senior subordinated notes
Principal amount translated into Canadian dollars at hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(159,250)	(111,625)

Senior subordinated notes translated at the current rate	444,750	492,375
Bank loans	—	36,764

	444,750	529,139

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

3.	DEFERRED CREDITS

	As at November 30,	As at August 31,
	2004	2004

Public benefits associated with acquisitions	29,981	31,102
Cross-currency agreements translated into Canadian dollars at the current rate	159,250	111,625
Unearned revenue from distribution and licensing of film rights	2,778	2,800
Other	578	637

	192,587	146,164

4.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The were no changes in the Class A Voting and Class B Non-Voting Shares in the first quarter of fiscal 2005. There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the first quarter of fiscal 2005, the Company granted 443,600 stock options with a weighted average exercise price of $23.80 per share, and a term of seven and a half years. The weighted average fair value of the stock options granted in the first quarter of fiscal 2005 was $9.02 per option.

As at November 30, 2004, the Company has outstanding stock options for 3,568,432 Class B Non-Voting Shares, of which 2,171,076 are exercisable.

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal	Fiscal
	2005	2004

Expected life	Five years	Five years
Risk-free interest rates	4.31%	4.08% to 4.67%
Dividend yield	0.21%	0.19%
Volatility	35.98%	37.21% to 39.52%

The estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the first quarter of $650 and this has been credited to contributed surplus.

For options granted to employees up to August 31, 2003, had compensation costs for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended November 30,
	2004	2003

Net income	29,077	5,700
Pro forma net income	28,593	5,001
Pro forma basic and diluted earnings per share	$0.67	$0.12

5.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing. Prior to the first quarter of fiscal 2005, the Content segment had been reported with two components: Content — production and distribution; and Content — branded consumer products. Corus has changed the structure of its internal

Corus	15

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

organization such that the production and distribution of television products and the licensing of related products are managed as an integrated business process, and are not meaningful to view as separate business activities. Commencing with the first quarter of fiscal 2005, the results of the Content division have been disclosed in aggregate, and the corresponding items of segment information for earlier periods have been restated.

Except as noted above, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a)	Revenues and segment profit

	Three months ended November 30,
	2004	2003

Revenues
Radio	65,533	60,738
Television	98,520	94,203
Content	18,928	30,718
Eliminations	(2,381)	(697)

	180,600	184,962

Segment profit
Radio	21,024	17,801
Television	44,945	39,788
Content	122	2,605
Corporate	(3,623)	(2,731)
Eliminations	(103)	(194)

	62,365	57,269

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)	Segment assets

	As at November 30,	As at August 31,
	2004	2004

Radio	753,948	744,358
Television	899,240	855,186
Content	172,264	187,119
Corporate	65,561	112,424
Eliminations	(1,657)	(2,221)

	1,889,356	1,896,866

Assets are located primarily within Canada.

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

6.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts.

	Three months ended November 30,
	2004	2003

Net income for the period [numerator]	29,077	5,700

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding — basic	42,739	42,666
Effect of dilutive securities	83	101

Weighted average number of shares outstanding — diluted	42,822	42,767

7.	CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2004	2003

Interest paid	26,847	28,022
Interest received	654	380
Income taxes paid	12,095	17,124

8.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended November 30,
	2004	2003

Operating, general and administrative expenses	(1,071)	(468)
Other income, net	(3,947)	(2,704)

Total foreign exchange gains	(5,018)	(3,172)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2004	(7,038)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(3,393)

Balance, November 30, 2004	(10,431)

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2004
(in thousands of Canadian dollars except share information)

9.	FILM INVESTMENTS

	As at November 30,	As at August 31,
	2004	2004

Projects in development and in process, net of advances	12,454	15,990
Completed projects and distribution rights	31,854	31,843
Investments in third party film projects	12,068	9,034

	56,376	56,867

10.	RELATED PARTY TRANSACTIONS

In the first quarter if fiscal 2005, Corus acquired from Shaw Communications Inc. a cable advertising business for $0.9 million in cash. All other related party transactions in the quarter were in the normal course of business, as described in note 26 of the consolidated financial statements for the year ended August 31, 2004.

11.	PENDING TRANSACTION

On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio stations total to 53, with 15 radio stations in the province of Quebec. As this is a non-monetary transaction at carrying value, there is no gain or loss anticipated on approval of this transaction.

12.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2005 consolidated financial statements.

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